                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)

                           Interfoods of America, Inc.
                              (NAME OF THE ISSUER)

                           Interfoods of America, Inc.
                                 Robert S. Berg
                                Steven M. Wemple
                       (NAME OF PERSONS FILING STATEMENT)

                     Common Stock, $.001 Par Value Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   458973-10-4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ----------------------
                                Robert S. Berg
                             Chief Executive Officer
                           Interfoods of America, Inc.
                    9400 South Dadeland Boulevard, Suite 720
                              Miami, Florida 33156
                                 (305) 670-0746
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                          OF PERSONS FILING STATEMENT)
                             ----------------------
                                   COPIES TO:

                              Mark A. Fullmer, Esq.
                              Phelps Dunbar, L.L.P.
                          365 Canal Street, Suite 2000
                          New Orleans, Louisiana 70130
                                 (504) 584-9324
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This statement is filed in connection with (check the appropriate box):

      (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2). Regulation 14C ((S)(S)240.14c-1 through 240.14c-101), or Rule 13e-3(c)
      ((S)240.13e-3(c)) under the Securities Exchange Act of 1934.

      (b) [_] The filing of a registration statement under the Securities Act of 1933.

      (c) [_] A tender offer.

      (d) [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]
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                          CALCULATION OF FILING FEE:

                                          ---------------------------
TRANSACTION VALUATION*                      AMOUNT OF FILING FEE*

      $3,846,166                                     $770.00
                                          ---------------------------

* For purposes of calculating the fee only. The amount assumes the conversion of 2,652,528 shares of common stock of Interfoods of America, Inc., in the proposed merger, at $1.45 per share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act equals 1/50/th/ of 1% of the value of the shares to be converted in the merger.

[X] Check the box if any part of the fee is offset as provided by
(S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $770.00           Filing Party:  Interfoods of
                                           America, Inc.

Form or Registration No.:  Schedule 14A,   Date Filed:  January 15, 2002
                           preliminary proxy statement

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      This final amendment to the Rule 13e-3 Transaction Statement on Schedule
13e-3 (the "Statement") is filed pursuant to Rule 13e-3(d)(3) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. This Statement relates to the Agreement and Plan of Merger, dated as of December 21, 2001 (as amended from time to time, the "Merger Agreement"), between Interfoods of America, Inc., a Nevada corporation (the "Company"), and Interfoods Acquisition Corp., a Nevada corporation (the "Acquisition Company"), pursuant to which the Acquisition Company merged (the "13e-3 Transaction") with and into the Company, with the Company continuing as the surviving corporation. The results of the 13e-3 Transaction are as follows:

      1. A special meeting of stockholders of the Company was held on May 24, 2002. At such special meeting, the Merger Agreement and the 13e-3 Transaction were approved by the requisite vote of the stockholders of the Company in accordance with Section 92A.120 of the Nevada Revised Statutes.

      2. The 13e-3 Transaction occurred on May 24, 2002, upon the effectiveness of the Articles of Merger filed with the Office of the Secretary of State of the State of Nevada (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.
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     3.   As of the Effective Time, each share of common stock of the Company, par value $0.001 per share (the "Common Stock"), issued and outstanding immediately before the Effective Time (other than shares held by stockholders who had properly exercised and perfected their dissenters' rights under the Nevada Revised Statutes and other than shares held by the Acquisition Company) was converted into the right to receive Series 2002 Unsecured Subordinated Debentures (the "Debentures") in the principal amount of $1.45 upon the surrender of the certificates formerly representing such shares of Common Stock. As of the Effective Time, each share of common stock of the Acquisition Corp., par value $0.01 per share, issued and outstanding before the Effective Time, was converted into one fully paid and non-assessable share of Common Stock.

     4. The Debentures may only be issued in minimum principal amounts of $100, and only in multiples of $25 in principal amount. In lieu of issuance of any fractional Debenture, each former stockholder of the Company who would otherwise be entitled thereto, upon his or her surrender of his or her certificates that immediately prior to the Effective Time represented shares of Common Stock, will receive a cash payment in lieu of Debentures. The cash payment will be $1,014 per share for which a Debenture is not issued.

     5. On May 24, 2002, a Form 15 was filed with the Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, and the NASDAQ OTC Bulletin Board discontinued reporting quotation and last-sale information of the Common Stock on its bulletin board system on that date.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2002
                                   INTERFOODS OF AMERICA, INC.

                                   By: /s/ Robert S. Berg
                                       -----------------------------------------
                                       Robert S. Berg, Chief Executive Officer

                                   /s/ Robert S. Berg
                                   ---------------------------------------------
                                   Robert S. Berg

                                   /s/ Steven M. Wemple
                                   ---------------------------------------------
                                   Steven M. Wemple